OMB Number: 3235-0287

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935

or Section 30(f) of the Investment Company Act of 1940

FORM 4

[ ]

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1.  Name and Address of Reporting Person* 2. Issuer Name and Tickler or Trading Symbol

  SHONE, JAMES                 Synergy Technologies Corporation (Oils)

__________________________________

(Last)  (First)  (Middle)

c/o 305 Milner Avenue, Suite 112          3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

(Street)

Toronto, Ontario M1B 3V4                  4.  Statement for Month/Year February 2000

(City)  (State)  (Zip)                    5. If Amendment, Date of Original(Month/Year)

6.Relationship of Reporting Person(s) to Issuer

(Check all applicable)

__XX__ Director   ______Officer (give title below)

______ 10% Owner  ______Other (specify below)

7.Individual or Joint/Group Filing (Check Applicable Line)

_X__ Form filed by One Reporting Person

_____ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

 1.

 Title of Security

(Instr. 3)

 2.

 Transaction
Date (M/D/Y)

 3.

 Transaction
Code  (Instr. 8)

Code V

 4. Securities
Acquired  (A)or
Disposed of (D)

 (Instr. 3, 4 and
5)

 Amount/ A or
D/ Price

 5. Amount of
Securities
Beneficially
Owned at End of
Month

(Instr. 3 and 4)

 6. Ownership
Form: Direct (D)
or Indirect (I)
(Instr. 4)

 7. Nature of
Indirect
Beneficial
Ownership

 Common Stock

3/08/00

S

3,100 D $3.251

D

Common Stock
3/31/00

18,215
D

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

 1.Title of
Derivative  Security
  (Instr.3)

 2.
Conversion or
Exercise
Price of
Derivative
Security

 3.
Transaction Date
(M/D/Y)

 4.
Transaction Code
 (Instr. 8)

 Code     V

 5.
Number
of
Derivative
Securities
Acquired
(A) or
Disposed
of (D)

   (Instr. 3,
4 and 5)

 (A)
(D)

 6.

 Date
Exercisable and
Expiration
Date
(M/D/Y)

 7. Title
and
Amount
of
Underlying  Securities
(Instr. 3
and 4)

 8. Price of
Derivative
Security
(Instr. 5)

 9.
Number
of
Derivative
Securities
Beneficially Owned
at  End of
Month
  (Instr. 4)

 10.
Ownership Form of
Derivative
Securities
Beneficially Owned
at End of
Month
  (Instr. 4)

 11.
Nature of
Indirect
Beneficial
Ownership (Instr.
4)

Common
Stock
$1.00 per
share
January 5,
2000
A
100,000
2/18/00;
2/18/10
100,000
Common
Stock
100,000
D

____JAMES SHONE____                              Dated April 24, 2000

Signature of Reporting Person

Explanation of Responses:

Reminder:

Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, seeInstruction 4(b)(v).

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure